SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CIS ACQUISITION LTD.

(Name of Issuer)

CLASS C ORDINARY SHARE, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G21490407

  (CUSIP Number)

Xin Chao

Master Kingdom Holdings Ltd.

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

+86 511-8673-3102

With Copies To:

Richard Friedman, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. G21490407	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Master Kingdom Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	2,410,200
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

2,410,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,410,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%
14	TYPE OF REPORTING PERSON

CO, HC

CUSIP No. G21490407	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Xin Chao
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Philippines
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	2,410,200
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

2,410,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,410,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%
14	TYPE OF REPORTING PERSON

IN, HC

Item 1. Security and Issuer

This Schedule 13D relates to the Class C ordinary share, par value $0.0001 per share (the “Common Stock”) of CIS Acquisition Ltd., a British Virgin Islands company (the “Issuer”), whose principal executive offices are located at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300.

Item 2. Identity and Background.

This Statement is being filed by Master Kingdom Holdings Ltd., a British Virgin Islands company (the “MKH”) and Xin Chao, the sole shareholder and director of MKH and the Chief Executive Officer and Chairman of the Issuer (“Chao”, together with MKH, the “Reporting Persons”).

The business address of MKH is at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300. The principal business of MKH is being a holding company. As described in further detail in Item 3 below, MKH is a controlling shareholder of the Issuer.

The business address of Chao is at 16 Kaifa Avenue, Danyang, Jiangsu, China 212300. Chao is the sole shareholder and director of MKH. Chao is a citizen of the Republic of the Philippines.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on September 29, 2014 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration.

On September 16, 2014, a stock purchase agreement (the “Agreement”) was entered into by and among the Issuer, Elite Ride Limited (“Elite”), Delta Advanced Materials Limited (“Delta”), a wholly owned subsidiary of Elite and the shareholders of Elite. Pursuant to the Agreement, the shareholders (the “Elite Shareholders”) of all of the outstanding shares of Elite (the “Elite Shares”) transferred each of their Elite Shares to the Issuer which will issue to the Elite Shareholders an aggregate of 6,060,000 shares of Common Stock as payment for the Elite Shares (the “Purchase Price”). 4,560,000 shares of Common Stock were issued at closing and an additional 1,500,000 shares of Common Stock shall be issued to the Elite Shareholders proportionally in accordance with their respective ownership in Elite and placed in escrow pursuant to an Escrow Agreement and released based upon the meeting of certain net income performance targets as specified in the Agreement and summarized below (“Earnout Payment Shares”).

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Issuer achieves Adjusted Net Income of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Issuer achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares shall be issued if the Issuer achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen months post-closing, all material acquisitions made by the Issuer must be accretive to company earnings. A “material acquisition” is an acquisition that would, when comparing the most recent annual financial statements of each company, result in a change of 5% or more to the Issuer’s revenue, net income, total liabilities or total assets. To be “accretive”, an acquisition must be acquired at a P/E ratio that is at a 20% discount to the P/E ratio at which the Issuer is trading (based on the last sales price) on the day prior to the date that the definitive agreement for the acquisition is signed. The net income targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

MKH, as an Elite Shareholder, acquired an aggregate of 2,410, 200 shares of Common Stock as consideration for all of MKH’s ownership in Elite upon closing of the Agreement on September 19, 2014. As described above, in the event the Issuer meets the net income targets, MKH will be issued additional shares of Common Stock based on its ownership in Elite.

Upon the closing of the transaction pursuant to the Agreement, the Issuer acquired all of the Elite Shares (the “Acquisition”). As a result, following the Acquisition, Elite and Delta became wholly-owned subsidiaries of the Issuer and their business and operations became the Issuer’s operations.

Item 4. Purpose of Transaction.

The Acquisition was undertaken to effect a change in control of the Issuer and to accomplish the acquisition of the business of Elite and Delta by the Issuer.

On September 19, 2014, the Issuer, Elite, and certain other principal shareholders of the Issuer (the “Voting Parties”) entered into a voting agreement (the “Voting Agreement”), under which, during the term of the Voting Agreement, the Voting Parties agree to vote all of their respective shares to ensure that the number of directors constituting the Board will be set and remain at five and that the following persons are elected to the Board: (i) four persons nominated by Elite and (ii) one person nominated by the Voting Parties other than Elite.

In connection therewith, all the former directors and executive officers of the Issuer resigned from their positions, effective September 19, 2014 and the five nominees specified in the Voting Agreement were appointed to the Board.

Except as described above, the Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons beneficially own 2,410,200 shares of the Issuer’s Common Stock, constituting approximately 34.3% of the 7,033,059 shares of the Issuer’s securities outstanding as of September 23, 2014 (excluding 1,500,000 shares of Common Stock in escrow that are subject to certain net income targets and after giving effect to the redemption of 3,500,000 Class A shares of the Issuer).

Other than the acquisition of the shares reported in this Item 5, neither of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, the Reporting Persons are not the beneficial owner of any other shares of the Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best knowledge of the Reporting Persons, between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated as of September 29, 2014, between Master Kingdom Holdings Ltd. and Xin Chao

B*	Stock Purchase Agreement, dated as of September 16, 2014, by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited

C*	Voting Agreement, dated September 19, 2014, by and among CIS Acquisition Ltd., Elite Ride Limited and certain principal shareholders

*Incorporated by reference to the exhibits to the Issuer’s Form 6-K filed on September 19, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Master Kingdom Holdings Ltd.

September 29, 2014	By:	/s/ Xin Chao
Name: Xin Chao
Title: Sole Shareholder and Director

September 29, 2014	/s/ Xin Chao
Xin Chao

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated September 29, 2014, with respect to the ordinary shares, par value $0.0001, of CIS Acquisition Ltd. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the September 29, 2014.

Master Kingdom Holdings Ltd.

By:	/s/ Xin Chao
Name: Xin Chao
Title: Sole Shareholder and Director

/s/ Xin Chao
Xin Chao